indie Semiconductor
32 Journey Suite #100
Aliso Viejo, CA 92656
+1 (949) 608-0854

April 3, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
Attn: Sarah Sidwell
100 F. Street NE
Washington, D.C. 20549

 Re:    indie Semiconductor, Inc. (the “Registrant”) Registration Statement on Form S-3 (File No. 333-270539)

Dear Ms. Sidwell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 4:00 p.m., Eastern Time, on Wednesday, April 5, 2023 or as soon as practicable thereafter. In this regard, the Registrant is aware of its obligations under the Securities Act.

Please contact Ryan Coombs of O’Melveny & Myers, LLP, the Registrant’s legal counsel, at (415) 984-8943 with any questions or comments.

Sincerely,

indie Semiconductor, Inc.

By:	/s/ Audrey Wong
Audrey Wong
Chief Legal Officer